GLOBAL FRONTERA MARKETS INC.
(FORMERLY TELLIMER MARKETS INC.)

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2021

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC FILE NUMBER
8-67668


FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


REPORT FOR THE PERIOD BEGINNING_____4/01/2020_____ AND ENDING_____3/31/2021_____
                                                MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF BROKER-DEALERS: Global Frontera Markets Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
575 Lexington Avenue, 12th Floor

(No. and Street)

New York   NY   10022

        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Felix Abu   212-551-3490

                                              (Area Code – Telephone Number)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC

(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor   New York   NY   10018-3496
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountants
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.


FOR OFFICIAL USE ONLY


Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)







OATH OR AFFIRMATION

I, Felix Abu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Frontera Markets Inc., as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Executive Officer

Notary Public

BRADFORD HUNTER
COMM. EXP.
NOTARY PUBLIC
NOVEMBER 05, 2023
NEW JERSEY

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBAL FRONTERA MARKETS INC.
(FORMERLY TELLIMER MARKETS INC.)

CONTENTS

GLOBAL FRONTERA MARKETS INC.
(FORMERLY TELLIMER MARKETS INC.)

STATEMENT OF FINANCIAL CONDITION
March 31, 2021

ASSETS

Cash	$	369,259
Receivable from affiliate		30,750
Income tax receivable		8,443
Property and equipment, net		18,098
Security deposit		7,710
Other assets		13,739
Total assets	$	447,999

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	60,358
Total liabilities		60,358

Stockholder's equity

Common stock, $.01 par value,		
1,000 shares authorized, issued, and outstanding		10
Additional paid-in capital		8,794,990
Accumulated deficit		(8,407,359)
Total stockholder's equity		387,641
Total liabilities and stockholder's equity	$	447,999

See accompanying notes to this financial statement.

GLOBAL FRONTERA MARKETS INC.
(FORMERLY TELLIMER MARKETS INC.)

NOTES TO THE FINANCIAL STATEMENT
Year Ended March 31, 2021

1. Nature of business and summary of significant accounting policies

Nature of Business

Global Frontera Markets Inc. (the "Company") is a corporation formed under the laws of Delaware on May 15, 2007. On January 14, 2008, the Company became a broker-dealer and as such, is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was wholly-owned by Exotix Holdings Limited ("EHL"). EHL executed a definitive sale and purchase agreement to sell the entire amount of shares of the Company to Frontera Capital Group Limited (the "Parent"). The sale was completed September 18, 2020.

The Company was historically engaged in providing market information, market prices, and efficient trade execution in fixed income and other financial instruments to professional and institutional investors in the Americas. The Company offered the intermediation of loans extended to sovereign and corporate entities primarily located in emerging markets and between professional and institutional investors on a name give-up basis. The Company conducted business exclusively with institutional buy side investors, securities dealers and other professional market participants.

Post sale, the Company maintains all of its regulatory licenses and may only act as agent in selling securities in private placements, generally under Securities Act Regulation D. The Company is the distribution platform for the Frontera Capital Group in the US and the Americas. With a strategy to focus on distributing to professional and institutional investors in the Americas fixed income securities linked to or issued by sovereigns, quasi-sovereign entities and corporates in emerging and mostly frontier countries which are the target geography of Frontera Capital Group. The Company also offers the intermediation of loans extended to sovereign and corporate entities, primarily located in emerging markets, between professional and institutional investors on a matched principal or name give-up basis.

Going Concern Consideration

The Company's management has evaluated ASU No. 2014-15, *Going Concern* ("ASU 2014-15"). The Company has incurred recurring losses from operations, but expects to turn a profit in 2021-2022 due to the strategic changes post sale. The Company's ability to continue depends on an improvement in performance and financial support from the Parent. The financial statements do not reflect any adjustment should the Company be unable to continue as a going concern.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on May 28, 2021. Subsequent events have been evaluated through this date.

Restricted Cash

All cash was on deposit with a major financial institution. The amount on deposit at this institution exceeded the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000; however, the Company did not experience any losses in such account.

GLOBAL FRONTERA MARKETS INC.
(FORMERLY TELLIMER MARKETS INC.)

1. Nature of business and summary of significant accounting policies (continued)

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. All property and equipment is being depreciated on a straight-line basis over the estimated useful lives of the related assets. Amortization of leasehold improvement is computed on a straight-line basis over the estimated useful life of the asset or the term of the lease, whichever is shorter. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	3 years	Straight-line
Leasehold improvements	Shorter of estimated life of asset or lease term	Straight-line

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that reduces stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

The Company had no uncertain tax positions at March 31, 2021.

GLOBAL FRONTERA MARKETS INC.
(FORMERLY TELLIMER MARKETS INC.)

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Translation of Foreign Currency and Foreign Exchange Gain/Loss

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the March 31, 2021 exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date.

Leases

The Company recognized and measured its leases in accordance with FASB ASC 842, Leases. The Company was a lessee in two noncancellable operating leases, for office space. The lease liability was recognized based on the present value of its future lease payments. The discount rate was the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the leases were not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease was the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset was measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments were recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

The sublease agreement in place for one of the office spaces terminated July 2020 in line with the expiration of the lease.

The Company terminated the lease on the remaining office space September 15, 2020, a condition of the sale.

Credit Losses

Effective April 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"), which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. There was no effect on opening accumulated deficit as of April 1, 2020.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis.

The Company was not materially impacted by adopting ASC 326 as the Company's receivable is from an affiliate.

GLOBAL FRONTERA MARKETS INC.
(FORMERLY TELLIMER MARKETS INC.)

2. Customer transactions

In the normal course of business and prior to the sale, the Company effected transactions on behalf of customers on a delivery versus payment basis. If these transactions did not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company was normally limited to differences in market values of the securities compared to their contract amounts.

3. Related party transactions

Commission Revenue

Prior to the sale, substantially all of the Company's commission revenue was derived from effecting securities transactions on behalf of customers, primarily United States institutional investors, and in some cases with its former affiliates. Pursuant to a clearing arrangement with a former affiliate, the Company's commissions from customers were collected by a former affiliate and remitted to the Company.

Commission Expense

Prior to the sale, the Company relied on a former affiliate to clear trades with customers, and paid commission expense to the former affiliate. The Company's financial statements may not be representative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

Reimbursed Expenses

Prior to the sale, a former affiliate at times would pay for market data expenses on the Company's behalf.

4. Property and equipment

Details of property and equipment at March 31, 2021 are as follows:

Office and other equipment	$ 18,098

Property and equipment were abandoned when the Company terminated the lease on the remaining office space.

5. Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2021, the Company had net capital of approximately $307,000 that was approximately $302,000 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1 at March 31, 2021.

GLOBAL FRONTERA MARKETS INC.
(FORMERLY TELLIMER MARKETS INC.)

6. Income taxes

The Company's effective tax rate differs from its statutory tax rate as a result of state taxes, permanent differences, changes in enacted tax rates and recording of a valuation allowance.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the period ended March 31, 2021. Such objective evidence limits the ability to consider other subjective evidence, such as projections for further growth. Accordingly, the Company has recorded a full valuation allowance. The increase in the valuation allowance during the current period was approximately $560,000. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence, such as projections for growth.

Certain tax attributes are subject to an annual limitation as a result of the change of ownership as defined under Internal Revenue Code Section 382.

As of March 31, 2021, the Company had net operating loss carryforwards of approximately $13,455,000 for federal purposes available to offset future taxable income. The federal net operating loss carryforwards generated prior to March 31, 2018 expire commencing in 2037. However, the federal net operating losses generated in the year ended March 31, 2019 and forward in amount of approximately $11,141,000 may be carried forward indefinitely.

Additionally, the Company has state and city net operating loss carryforwards of approximately $8,002,000 and $8,046,000, respectively, as of March 31, 2021. The state and city net operating loss carryforwards begin to expire in 2037.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. As of March 31, 2021, the Company does not have any unrecognized tax benefits resulting from such tax positions.

7. Paycheck Protection Program Loan

On May 1, 2020, the Company issued an unsecured promissory note (the "PPP Loan") for $116,850 through the Paycheck Protection Program ("PPP") established under the CARES Act and administered by the U.S. Small Business Administration ("SBA"). The PPP Loan is guaranteed by the SBA. The PPP Loan may be forgiven, in whole or in part, if the Company was eligible for the PPP Loan at the time of application, used the loan proceeds for eligible expenses within the defined 8 or 24-week period after the PPP Loan was disbursed ("Covered Period"), and otherwise satisfied PPP requirements. The PPP Loan was made through TD Bank, N.A., has a two-year term, bears interest at 1.00% per annum and repayment of any unforgiven portion of the loan is deferred until the SBA remits the Company's loan forgiveness amount to the lender.

The Company concluded that the PPP Loan should be accounted for as a government grant. As US GAAP does not contain guidance on the accounting for government grants, the Company is following the guidance in International Accounting Standards 20, ("IAS 20"), Accounting for Government Grants and Disclosure of Government Assistance, by analogy. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." Under IAS 20, government grants are recognized in income as required activities are undertaken. As discussed above, the Company believes there is reasonable assurance it met the terms of forgiveness prior to March 31, 2021.

GLOBAL FRONTERA MARKETS INC.
(FORMERLY TELLIMER MARKETS INC.)

7. Paycheck Protection Program Loan (continued)

The Company submitted its PPP Loan forgiveness application. On March 15, 2021, the Company was informed that its application for forgiveness of $117,609 due under the PPP Loan was approved.

8. Risks and uncertainties

Concentrations of Credit Risk

Prior to the sale, and in the normal course of business, the Company's customer activities involved the execution, settlement, and financing of various customer securities transactions. These activities may have exposed the Company to off-balance-sheet risk in the event the customer or other broker was unable to fulfill its contracted obligations and the Company had to purchase or sell the financial instrument underlying the contract at a loss.

Off-Balance Sheet Risk

Prior to the sale, the Company acted as an agent for institutional customers and other broker-dealers in the purchase and sale of foreign securities. The Company executed and cleared all of these foreign trades through a contractually obligated former foreign affiliate. These trades were settled on a basis of either delivery or receipt versus payment. In the normal course of business, the Company's activities involved the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event a counterparty is unable to fulfill its contracted obligations and the Company had to purchase or sell the financial instrument underlying the contract at a loss. The Company monitors the credit standing of all counterparties with which it conducts business.

Coronavirus

During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

9. Employee benefit plan

The Company maintains a retirement plan (the "Plan"), pursuant to Section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company matches up to 5% of employee contributions to the Plan.

10. Subsequent events

No other events or transactions subsequent to March 31, 2021 through the date these financial statements were issued would require recognition or disclosure in these financial statements.